amdocs

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Amdocs Limited
NASDAQ: DOX

Fiscal Q3 2025 Earnings Presentation

August 6, 2025

Shuky Sheffer

President & CEO

Tamar Rapaport-Dagim

CFO & COO



Disclaimer

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries.

This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today's prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company's customers' businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company's customers. Amdocs' ability to grow in the business markets that it serves, Amdocs' ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company's offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs' filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024 filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025, and for the second quarter of fiscal 2025 on May 19, 2025.

This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision.

This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021.
Please also review the information contained in Amdocs' press release dated August 6, 2025, with respect to earnings for fiscal Q3 2025. The press release contains additional information regarding Amdocs' outlook for fiscal year 2025 and certain non-GAAP metrics and their reconciliations.

Today's Speakers



Shuky Sheffer
President & Chief Executive Officer



Tamar Rapaport-Dagim
Chief Financial Officer & Chief Operating Officer

Earnings Call Agenda

1 **Strategy & business performance update**

Shuky Sheffer,
President &
Chief Executive Officer

2 **Financial review & outlook**

Tamar Rapaport-Dagim,
Chief Financial Officer &
Chief Operating Officer

3 **Q&A**



make it amazing



Shuky Sheffer

President & Chief Executive Officer

Strategy and business performance update

make it amazing

Q3 FY 2025: Solid Financial Results

Revenue	Non-GAAP operating margin(3)	Non-GAAP EPS(3)	12-month backlog
$1.14B	21.4%	$1.72	$4.15B
Up ~3.5% YoY(1)(2) Exceeding guidance midpoint Record quarter in Europe	**+280 bps YoY** **+10 bps QoQ** Driven by internal efficiency improvements	**Slightly above** midpoint of guidance	**+3.0% YoY(1)**

Our global team of **amazing** people continued to **support the strategic business imperatives** of our customers with innovative cloud, digital and AI-based solutions

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, noncore business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

Q3 Operational Highlights

Healthy third-quarter sales momentum

Cloud

Elisa	Leading Eastern European Operator	Claro Brazil
Cloud modernization	Cloud migration	B2B modernization

AI

Leading US Service Provider	Consumer Cellular	etisalat e&
amAIz billing agent	AI Data Platform, CX Insights & amAIz suite	amAIz GenAI Agents

Unparalleled project execution

Major Deployments

AT&T, COMCAST, vodafone Italy & Netherlands, PLDT Philippines, OPTUS, Bell, Telkom SA

Powering mission-critical needs, scaling our customer activities over time

Expanded multi-year managed services agreements

- **Record quarter** in managed services (RECORD)
- Close to **100% renewal rates**

Leading US Service Provider, BT, Telstra

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Strategic Growth Framework

- Accelerate the journey to the **cloud**
- Simplify and accelerate the adoption of **Generative AI and Data Services**
- **Digitalize** customer experience for consumer and B2B
- Monetize **next-generation network** investments
- Streamline and automate **complex network ecosystems**

Progress in Strategic Domains – Cloud

Cloud
Accelerate the journey to the cloud

Strong partnerships: aws, Microsoft Azure, GCP

	Selected projects	Business value
elisa	B2B modernization	Accelerate time to market, streamline lead-to-order, and unify experience across mobile & fixed-services
Leading Eastern European CSP	Cloud-based Customer Experience platform	Transform customer experience and operational agility
Claro Brazil	Modernize legacy enterprise B2B systems	Reduce infrastructure costs, improve agility and accelerate development cycles

Amdocs connectX

Amdocs' cloud-native 'telco in a box' SaaS platform

Enables quick launch of new digital brands & services

Several new logos adopted connectX recently: Consumer Cellular

Adding to the growing list of customers:

- AT&T
- vne Poland
- melon South Africa
- RIZZ Wireless US
- winity Brazil
- mobifone Vietnam

On track to deliver double-digit cloud growth in FY25

Progress in Strategic Domains – GenAI & Data Services

GenAI and Data Services

Simplify and accelerate the adoption of GenAI & Data Services

	Selected projects	Business value
Leading US Service Provider	amAIz billing agent	Simplify billing enquiries and enhance customer experience
Consumer Cellular	AI & data platform, Customer Experience Insights and amAIz suite	Transform telecom data into actionable insights and leverage real-time predictive analytics
e& UAE	Additional new amAIz GenAI use cases	Transform e& customer-facing channels through GenAI

Strategic foundation on which to demonstrate value and gradually scale our customer activities in this emerging domain over time

Progress in Additional Key Strategic Pillars

BT
Digital transformation
Enhance customer experience for the consumer

COMCAST
Bill Presentment extension
Multi-year commitment to leverage solution across all services.

Telstra
Multi-year OSS digitization
Benefit from Amdocs' GenAI and network automation capabilities

AT&T
Openet managed services engagement renewal
5G policy control capabilities

Claro Brazil
Policy platform agreement
Better serve evolving needs of prepaid & postpaid customers

Globe Philippines
E2E RAN optimization services engagement
Benefit from full spectrum of RAN optimization services

AT&T
Fiber engineering services
Supporting fiber expansion across AT&T's markets as a key design partner

A1 Macedonia
Billing, Charging & Catalog modernization
Establish converged, cloud-ready monetization platform

MOBIA — **Acquiring** Mobia`s telco network engineering business » Expand fiber offering & fiber customer footprint in Canada

Current Operating Environment

Rich and encouraging pipeline of opportunities

- Large serviceable addressable market of nearly $60 billion

Healthy 12-month backlog position

- On track to hit double-digit growth target in cloud this year

Uncertain global macroeconomic environment

- Watching for impacts on us and on our customers' spending behavior

On-track to Deliver Expected Double-Digit Total Shareholder Return for the 5th Year Running in FY 2025

A

Revenue[1][2]

2.4%-3.4%
YoY growth

Expect **2.9% midpoint** in pro forma, constant currency, **+20 bps** compared with previous outlook

Double-digit cloud growth in FY2025

B

Free cash flow

$710m-$730m

>90% earning-to-cash flow conversion, and attractive **free cash flow yield[4] of ~7%**

C

Non-GAAP EBIT[3]

21.1% - 21.7%
% margin

Tracking towards the guidance **midpoint**, up **300** bps from a year ago including **60-70** bps from internal efficiency gains

D

Non-GAAP EPS()

8.0%-9.0%
YoY growth

Reiterating 8.5% midpoint
Positioned for **double-digit** expected total shareholder returns[5] in FY2025

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix
4. Yield = expected free cash flow of $720M, the midpoint of FY2025 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 8/6/2025
5. Expected total shareholder return = Non-GAAP EPS growth plus dividend yield); assumes the midpoint of fiscal 2025 non-GAAP EPS growth outlook, and dividend yield based on quarterly rate of $0.527 as of share price on 11/12/24



Tamar Rapaport-Dagim

Chief Financial Officer & Chief Operating Officer

Financial review & outlook

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Solid Q3 FY2025 financial results

Q3 2025 Revenue vs. Guidance
$ Millions



$1,130
$1,144
Original Q3F25 Guidance (midpoint)
Q3F25A

Above **guidance midpoint, even without ~$9m positive currency impact**

Q3 2025 Revenue by Region
$ Millions



Rest of World, $210
~18%
Europe, $189
~17%
~65%
North America, $745

Sequential *growth* across regions

Record **quarter in Europe**

Key Metrics:

Revenue:
$1.144m
-8.4% YoY as reported
+3.5% YoY pro forma[1] constant currency[2]

Non-GAAP[3] Operating Margin
21.4%
+280 bps YoY, **+10 bps** QoQ

GAAP Diluted EPS
$1.39
Above guidance range ($1.30 - $1.38)

Non-GAAP[3] Diluted EPS
$1.72
Above guidance midpoint ($1.68 – $1.74)

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

Record managed services revenue in Q3 FY2025, supporting visibility and business resilience


$741
~ +4.1% YoY
Q3F24
Q3F25

Record Managed Services
~$771m

67%
of Q3 2025 revenue

Close to
~100%
managed services contract renewals

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects

Leading US Service Provider — Expanded multi-year managed services engagement to transform billing, commerce, catalog and order management through GenAI powered solutions

Telstra — Extended engagement, continuing a multi-year OSS digitization

BT — Digital transformation as part of a multi-year managed services engagement

Strong balance sheet and cash flow

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

Liquidity: Cash + Credit Facility

$842 million

Ample liquidity including available $500M revolving credit facility

Baa1 Moody's

BBB S&P

Committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of June 30, 2025



Credit Facility
$500
Cash
~$342
$650
Liquidity
Debt (2)

Q3 2025 Free cash flow[1] bridge



FCF includes ~$19M restructuring payments*
~$241
~$29
~$230
$212*
Operating Cash Flow
Net capex
Reported FCF

Figures may not sum due to rounding

DSO's

76 days

-1 day QoQ and +2 days YoY

DSO's may fluctuate from quarter to quarter

Unbilled receivables net of deferred revenue declined by **$71** million sequentially in Q3, aggregating the short-term and long-term balances

The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on multi-year transformation programs

1. Non-GAAP. See reconciliation tables in appendix
2. $650M senior note, maturing June 2030

Disciplined capital allocation

FCF: Five-year historical trend and FY2025E outlook



% FCF(1)(3)(5)(6)(7)/ Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
>90%
% of FCF(1)(3)(5)(6)(7) Returned to Shareholders
100%
99%
104%
96%
112%
FY2025E guidance: return majority
FCF ($M) (1)(3)(5)(6)(7)
$527
$869
$665
$718
$694
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E (Guidance)
Normalized (1)(3)

FY 2025 free cash flow[1] target **reiterated: $710-$730M** (before restructuring payments)

>90% Earnings to cash conversion

~7% Free cash flow yield[2]



Dividends, $59
Share repurchases, $135

$194M

Returned to shareholders in Q3

Dividend

Board authorized quarterly dividend payment:

52.7 cents Payable on October 31, 2025, to shareholders on record date of September 30, 2025

Share Repurchase Authorization

~$1.12B aggregate remaining share repurchase authorization

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected free cash flow of $720M, the mid point of FY2025 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 8/6/2025
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M restructuring payments
6. FY2024 excludes $75M restructuring payments
7. FY2025 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Leading indicators & visibility: 12-month backlog

12-Month Backlog

$4.15B

Up **3.0%**

YoY on a pro-forma[1] basis

Leading Indicator

~90%

12-month backlog as percent of forward 12-month revenue

Quarterly 12-Month Backlog Growth YoY %



2.7%
2.5%
2.7%
3.5%
3.0%
Q3F24
Q4F24
Q1F25
Q2F25
Q3F25

12-month backlog includes:

- Anticipated revenue related to contracts
- Estimated revenue from **managed services** contracts
- Letters of intent
- **Maintenance**
- Estimated **ongoing support** activities

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

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Fiscal 2025 revenue growth outlook incorporates another year of double-digit growth in cloud

Revenue Growth

YoY% Growth Constant Currency[3]



10.3%
7.0%
7.7%
2.4%
2.7%
3.4%
2.4%
FY2020 (3)
FY2021 (2)(3)
FY2022 (2)(3)
FY2023 (3)
FY2024 (3)
FY2025E (1)(3)

Expects **2.9%** guidance midpoint

FY2025 revenue growth of **2.4%-3.4% YoY** in pro forma[1] constant currency [3], **+20bps** at midpoint compared to previous outlook

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Driving continued profitable growth

Annual Non-GAAP[(1)] Operating Margin: FY2020 – FY2025E[(2)]


21.7%
21.1%
18.7%
18.1%
17.8%
17.5%
17.2%
16.5%
17.2%
17.5%
17.6%
17.8%
18.4%
21.1%-21.7%
+300 bps YoY at guidance midpoint
Guidance Range
Non-GAAP Operating Margin
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E

230 bps from phase out of low-margin business activities

60-70 bps from operational excellence, automation and gradual implementation of Gen AI

1. Non-GAAP. See reconciliation tables in appendix
2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024

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On-track to deliver double-digit expected total shareholder returns

For the **5th** consecutive year in FY2025E

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP[2] EPS growth is presented pro forma[1]

Reiterating **8.5%** midpoint of non-GAAP[2] EPS growth outlook of **8.0%-9.0%** in FY2025E


14.1%
13.6%
11.7%
11.2%
10.8%*
12.1%
11.5%
9.8%
9.0%
9.0%
8.0%
Reiterating
8.5%
guidance
midpoint
5.3%
3.0%
2.3%
1.9%
2.0%
2.1%
2.2%
2.3%
FY2020
FY2021 (1)
FY2022 (1)
FY2023
FY2024
FY2025E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP[2] EPS growth of 8.5%, plus ~2.3% dividend yield

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2025E assumed 8.5% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.527 as of share price on 11/12/24
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for non-GAAP reconciliation in FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024

Q&A



Appendix

Outlook & Reconciliation Tables



Q4 & FY2025 Outlook

Positioned for **double-digit** expected total shareholder return for the **5th** year running

Q4 Fiscal 2025 Outlook

Revenue	$1,125 - $1,165 million
GAAP EPS	$1.41 - $1.49
Non-GAAP(1) EPS	$1.79 - $1.85
Share Count	111 million

Full Year Fiscal 2025 Outlook	Updated	Previous
Revenue growth As reported	(10.0)% - (9.0)%	(10.9)% - (9.1)%
Revenue growth Pro forma(2) Constant currency(3)	2.4% - 3.4%	1.7% - 3.7%
GAAP EPS growth	31.5% - 33.5%	28.0% - 35.0%
Non-GAAP(1) EPS growth	8.0% - 9.0%	6.5% - 10.5%
Operating Margin Non-GAAP(1)	21.1% - 21.7%	21.1% - 21.7%
Effective Tax Rate Non-GAAP(1)	15.0% - 17.0%	15.0% - 17.0%
Free cash flow(1)	$710-$730 million	$710-$730 million

1. Non-GAAP. See reconciliation tables in appendix. Free cash flow outlook is before expected restructuring payments
2. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities which substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Reconciliation Tables

AMDOCS LIMITED
Selected Financial Metrics
(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,	
	2025[a]	2024	2025[a]	2024
Revenue	$ 1,144,437	$ 1,250,059	$ 3,382,695	$ 3,741,107
Non-GAAP operating income	244,708	232,390	720,212	687,065
Non-GAAP net income	192,170	187,807	582,064	555,260
Non-GAAP net income attributable to Amdocs Limited	191,369	187,098	579,786	552,871
Non-GAAP diluted earnings per share	$ 1.72	$ 1.62	$ 5.16	$ 4.74
Diluted weighted average number of shares outstanding	111,188	115,548	112,384	116,738

Free Cash Flows
(In thousands)

	Three months ended June 30,		Nine months ended June 30,	
	2025	2024	2025	2024
Net Cash Provided by Operating Activities	$ 241,243	$ 191,462	$ 519,256	$ 506,506
Purchases of property and equipment, net (b)	(29,421)	(16,337)	(72,740)	(79,683)
Free Cash Flow	$ 211,822	$ 175,125	$ 446,516	$ 426,823

a) During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in the prior periods numbers

b) The amounts under "Purchase of property and equipment, net", include immaterial proceeds from sale of property and equipment for the three and nine months ended June 30, 2025 and 2024, respectively.

Reconciliation Tables

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended June 30, 2025[a]						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 711,147	$ -	$ (12,652)	$ (361)	$ -	$ -	$ 698,134
Research and development	86,851		(2,449)				84,402
Selling, general and administrative	127,589		(10,860)	464			117,193
Amortization of purchased intangible assets and other	16,380	(16,380)					-
Total operating expenses	941,967	(16,380)	(25,961)	103			899,729
Operating income	202,470	16,380	25,961	(103)			244,708
Interest and other expense, net	(11,705)						(11,705)
Income taxes	35,963					4,870	40,833
Net income	154,802	16,380	25,961	(103)		(4,870)	192,170
Net income attributable to noncontrolling interests	801						801
Net income attributable to Amdocs Limited	$ 154,001	$ 16,380	$ 25,961	$ (103)	$ -	$ (4,870)	$ 191,369

	Three Months Ended June 30, 2024						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 809,970	$ -	$ (13,351)	$ (584)	$ -	$ -	$ 796,035
Research and development	90,368		(2,166)				88,202
Selling, general and administrative	144,027		(10,595)				133,432
Amortization of purchased intangible assets and other	15,111	(15,111)					-
Restructuring charges	14,715				(14,715)		-
Total operating expenses	1,074,191	(15,111)	(26,112)	(584)	(14,715)		1,017,669
Operating income	175,868	15,111	26,112	584	14,715		232,390
Interest and other expense, net	(6,872)						(6,872)
Income taxes	27,998					9,713	37,711
Net income	140,998	15,111	26,112	584	14,715	(9,713)	187,807
Net income attributable to noncontrolling interests	709						709
Net income attributable to Amdocs Limited	$ 140,289	$ 15,111	$ 26,112	$ 584	$ 14,715	$ (9,713)	$ 187,098

Reconciliation Tables

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine Months Ended June 30, 2025[(a)]							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$2,091,455	$ -	$ (38,258)	$ (721)	$ -	$ -	$ -	$2,052,476
Research and development	252,980		(7,003)					245,977
Selling, general and administrative	384,301		(32,873)	12,602				364,030
Amortization of purchased intangible assets and other	48,137	(48,137)						-
Restructuring charges	6,783				(6,783)			-
Total operating expenses	2,783,656	(48,137)	(78,134)	11,881	(6,783)			2,662,483
Operating income	599,039	48,137	78,134	(11,881)	6,783			720,212
Interest and other expense, net	(26,579)					5,979		(20,600)
Income taxes	101,805						15,743	117,548
Net income	470,655	48,137	78,134	(11,881)	6,783	5,979	(15,743)	582,064
Net income attributable to noncontrolling interests	2,278							2,278
Net income attributable to Amdocs Limited	$ 468,377	$ 48,137	$ 78,134	$ (11,881)	$ 6,783	$ 5,979	$(15,743)	$ 579,786

	Nine Months Ended June 30, 2024							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$2,424,710	$ -	$ (40,126)	$ 3,000	$ -	$ -	$ -	$2,387,584
Research and development	270,729		(6,289)					264,440
Selling, general and administrative	434,140		(32,122)					402,018
Amortization of purchased intangible assets and other	47,719	(47,719)						-
Restructuring charges	47,875				(47,875)			-
Total operating expenses	3,225,173	(47,719)	(78,537)	3,000	(47,875)			3,054,042
Operating income	515,934	47,719	78,537	(3,000)	47,875			687,065
Interest and other expense, net	(28,300)					5,538		(22,762)
Income taxes	78,489						30,554	109,043
Net income	409,145	47,719	78,537	(3,000)	47,875	5,538	(30,554)	555,260
Net income attributable to noncontrolling interests	2,389							2,389
Net income attributable to Amdocs Limited	$ 406,756	$ 47,719	$ 78,537	$ (3,000)	$ 47,875	$ 5,538	$(30,554)	$ 552,871

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